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Exhibit 99(b)

March 20, 2002

Mr. Louis Greco
Chief Financial Officer
MSC Software Corp.
Two MacArthur Place
Santa Ana, California 92707

Dear Lou:

        We are pleased to advise that, subject to the terms and conditions set forth in this commitment letter ("Commitment"), Comerica Bank California and/or Comerica Bank ("Comerica") agrees to provide MSC Software Corp. ("Company") and its wholly owned subsidiary ("Merger Sub"), jointly and severally, with financing (the "Financing") in the aggregate principal amount of up to Eighty-Five Million Dollars ($85,000,000) to be used to for working capital and other general corporate purposes and for the Acquisition (referred to below). The Financing will consist of a $20,000,000 Secured 3 Year Revolving Credit Facility (including a $3,000,000 Swingline and $5,000,000 in Letter of Credit availability), and a $65,000,000 Senior Secured Term Loan.

        Subject to Section III(E), below, Comerica Bank, a Michigan banking corporation, will also act as Arranger and Syndication, Documentation and Administrative Agent for the Financing (in such capacity, "Agent"), with customary rights and responsibilities to be set forth in the applicable loan documentation; and no other agents or arrangers shall be appointed (or other titles awarded) without Comerica's approval.

        Capitalized terms used in this Commitment, and not otherwise defined in the body of this letter, shall have the meanings given them in the Summary of Terms and Conditions dated March 20, 2002 (Proposed Credit Facilities for MSC Software Corp.) attached to this Commitment as Exhibit A ("Summary of Terms and Conditions").

        I.    SPECIFIC TERMS AND CONDITIONS OF THE FINANCING.

        The specific terms and conditions of the Financing, including without limitation, the description and purpose of each facility, the facility amounts, the maturity dates, the applicable interest rates, amortization, affirmative and negative covenants and the required loan and collateral documentation and other terms and conditions, are set forth in the Summary of Terms and Conditions.

        II.    CONDITIONS TO FINANCING.

        The willingness of Comerica to provide the Financing and the closing of the Financing is subject to the satisfaction by the Company and its subsidiaries or affiliates, on or before the date of closing under this Commitment ("Closing"), of each of the following additional conditions:

        A.    Execution of Loan Documents:    The negotiation, execution and delivery of a loan agreement, promissory notes, guaranties, security agreements, stock pledges, mortgages and collateral and other documentation reasonably satisfactory to Comerica and its counsel, containing, subject to the Summary of Terms and Conditions, customary conditions, covenants, warranties, remedies and other provisions including, without limitation, the conditions, covenants, warranties and provisions described herein and in the Summary of Terms and Conditions.

        B.    Acquisition:    Comerica's receipt of satisfactory evidence confirming the completion, prior to or concurrently with the Closing, of the acquisition ("Acquisition") by a Merger Subsidiary of Company of more than 50% of the shares of stock or substantially all of the assets of Mechanical Dynamics, Inc. ("Target"), on terms consistent with the summary of terms and conditions and the materials provided to Comerica by the Company prior to the date hereof, a non-hostile tender transaction or negotiated purchase and sale and otherwise satisfactory to Comerica, in its reasonable discretion.

        C.    Pro Forma Financial Information and Projections:    Comerica's receipt of a pro forma unaudited consolidated balance sheet and statement of the operations of the Company and its subsidiaries (including the Target) as of the Closing (and taking into account and giving effect to the Acquisition) and which shall not differ in any material adverse respect from the information previously delivered by Company to Comerica and projections, on such basis, in form reasonably acceptable to Bank ("Projections").

        D.    Other Closing Documents:    Comerica's receipt of satisfactory evidence of (1) all governmental, third party and/or other approvals, permits, registrations and the like, necessary or appropriate in connection with the Financing or any transaction contemplated thereby, (2) the corporate approvals by the Company and its subsidiaries and Target and its subsidiaries as applicable, of the loan agreement, guaranties and other loan and collateral documents, instruments and transactions contemplated hereby, (3) confirmation that the respective amounts of the sources and uses for the Financing and the Acquisition are substantially consistent with the information previously provided to Comerica, (4) customary opinions of legal counsel for Company and its subsidiaries, and the guarantors, covering the Financing, the Acquisition and such other matters as reasonably required by, and otherwise in form and content satisfactory to, Comerica and its counsel and (5) such additional information, reports and other requirements reasonably requested by Comerica.

        E.    Material Adverse Change:    There shall have been no material adverse change in the condition (financial or otherwise), properties, business, results or operations of Company and its subsidiaries or Target and its subsidiaries (in each case taken as a whole) from the condition shown in the financial information delivered to Comerica prior to the date hereof; nor shall any omission, inconsistency, inaccuracy, or any change in presentation or accounting standards which renders such financial statements materially misleading have been determined by Comerica to exist.

        F.    Material Changes in Markets:    There shall not have occurred after the date of this Commitment a material adverse change in the market for syndicated bank credit facilities or a material disruption of, or a material adverse change in, financial, banking or capital market conditions (domestic or foreign), in each case from that existing as of the date of this Commitment, as determined in each case by Comerica, in its sole discretion.

        G.    Payment of Fees and Expenses:    Company shall have paid to Comerica all fees and expenses required to be paid on or before the Closing under the terms of this Commitment or any separate agency fee or other fee letter ("Fee Letter") in effect between Company and Comerica, from time to time.

        III.    SYNDICATION.

        A.    Right to Syndicate; Company Obligations:    Subject to Paragraph E of this Section III, Comerica reserves the right, before the Closing under this Commitment (but without reducing its obligations hereunder) or subsequent to the Closing to syndicate the Financing by allocating or assigning percentages of the Financing (including its rights and obligations under this Commitment) thereof to other banks or financial institutions (collectively, with Comerica, the "Banks") selected by Comerica and approved by the Company, such approval not to be unreasonably withheld, conditioned or delayed. The Company agrees to exercise good faith, diligent efforts to cooperate with Comerica in such syndication efforts (and to cause Target to do so), including without limitation providing financial and other information to prospective Banks, and responding to inquiries and other requests received from prospective Banks, providing assistance in the preparation of a confidential information memorandum and other syndication materials and hosting, with Comerica, of one or more meetings with prospective lenders. You further agree to refrain from engaging in any additional or other financing (except as described in this letter or in the Summary of Terms and Conditions or as specifically identified in any materials previously furnished to Comerica) during such syndication process unless otherwise agreed to by Comerica.

        B.    Control of Syndication:    Subject to Paragraph E of this Section III, it is understood and agreed that Comerica, after consultation with you, will manage and control all aspects of the syndication, including decisions as to the selection of proposed lenders and any titles offered to proposed lenders, when commitments will be accepted and the final allocations of the commitments among the lenders. It is understood that no other lender participating in the Financing will receive compensation from you outside the terms of this letter in order to obtain its commitment. It is also understood and agreed that the amount and distribution of the fees among the lenders will be at the sole discretion of Comerica and that any syndication prior to execution of definitive documentation will reduce the commitment of Comerica (or in the event of an election by Company under Paragraph E, pro rata with the additional Lender).

        C.    Successful Syndication:    Subject to Paragraph E of this Section III, and to the Fee Letter, Comerica shall be entitled, after consultation with you, to change the pricing, terms and/or structure of the Financing if Comerica determines, in its reasonable discretion, that such changes are necessary or advisable to insure a successful syndication of the Financing. It is understood that Comerica's commitment hereunder is expressly subject to the agreements in this paragraph, and that such agreements (and any similar agreements in the Fee Letter) shall survive the Closing.

        D.    Reliance on Financial Information:    The Company hereby represents and warrants that (a) all information other than the Projections (the "Information") that has been or will be made available to Comerica by it or any of its representatives (in each case, with respect to Information furnished to Comerica prior to the date of commencement of the syndication of the Financing, as supplemented from time to time prior to such date) is or will be complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make such statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to Comerica by the Company or any of its representatives have been or will be prepared in good faith based upon assumptions you believe to be reasonable. It is understood that, in arranging and syndicating the financing, Comerica may use and rely on the information and Projections without independent verification.

        E.    Co-underwriting; Reduction of Commitment:    Company may elect, by written notice to Comerica within three days from the date of this Commitment, to reduce Comerica's commitment by an amount not to exceed $42,500,000 (to be applied pro rata across the facilities), provided that such election is accompanied by a written commitment (in form satisfactory to Comerica) from BNP or another financial institution ("Additional Lender") reasonably acceptable to Comerica to provide Financing, on the terms contained in this Commitment, in at least the amount of such reduction in Comerica's commitment. In the event the Company makes such an election:

          (1)  Comerica's commitment under this letter (in the amount so reduced) shall be subject to the closing and funding by such Additional Lender under its commitment;

          (2)  such Additional Lender shall be named Co-Underwriter;

          (3)  the syndication under this Section III (and the rights reserved to Comerica in Paragraphs A through D of this Section III) shall be controlled jointly by Comerica and the Additional Lender, with Comerica and the additional Lender each being entitled to enforce the provisions of paragraph C of this Section III and

          (4)  the fee associated with being a Co-Underwriter as set forth in the Fee Letter shall apply.

        IV.    GENERAL.

        A.    Comerica's Fees and Expenses:    Whether or not the Closing of the Financing occurs under this Commitment, the Company shall pay to Comerica, in addition to the fees required under any Fee

Letter in effect from time to time, all of Comerica's reasonable costs and expenses, including, by way of description and not limitation, reasonable attorney fees and advances, lien search fees, and required travel costs, incurred by Comerica in connection with this Commitment, and the negotiation, consummation and/or closing of the loans contemplated hereby. This paragraph shall survive the expiration or termination of the Commitment.

        B.    Indemnification:    The Company shall indemnify and hold Comerica, and its shareholders, directors, agents, officers, employees, attorneys, subsidiaries and affiliates (collectively, the "Indemnified Parties"), harmless from and against any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action, and reasonable costs and expenses (including reasonable attorneys fees) incurred, suffered, sustained or required to be paid by reason of or resulting from the transactions contemplated hereby or which otherwise result from the Financing, other than as a result of Comerica's gross negligence or willful misconduct.

        C.    Non-assignability; Termination:    This Commitment is provided for the sole benefit of the Company, is not intended to create any rights in favor of and may not be relied upon by any third party, and shall not be transferable or assignable by the Company by operation of law, or otherwise, and may be terminated at the option of Comerica if the Company shall fail to comply with any of the terms and conditions hereof, or in the event at any time prior to the Closing of the Financing of a filing by or against the Company or Target or any of their respective subsidiaries, of a petition in bankruptcy or insolvency or for reorganization or for the appointment of a receiver, trustee or custodian or the making by the Company or Target or any of their respective subsidiaries, of an assignment for the benefit of creditors or the filing of a petition for arrangement, or other similar proceedings. Comerica acknowledges that the Company intends to provide a copy of the Commitment letter to the Target.

        D.    No Effect on Loan Documents:    Until the Closing hereunder, this Commitment shall not amend, modify or otherwise affect, in any manner whatsoever, any existing loan agreements, loan documents, any existing credit facilities provided by Comerica (with or without any other party) to the Company or Target (or any of their respective subsidiaries or affiliates), or any loan, collateral or other document or instrument executed in connection therewith.

        E.    Entire Agreement: Amendment:    This Commitment (including the Summary of Terms and Conditions) and the Fee Letter contain the entire agreement of Comerica as of the date hereof with respect to the Financing and are not subject to or supplemented by any previous correspondence or communications (verbal or written) between the Company, and Comerica or any other document not expressly referenced herein. No change in this Commitment shall be binding upon the parties unless expressed in writing and signed by them.

        F.    Closing:    The initial closing on the Financing must occur on or before May 31, 2002 ("the Required Consummation Date"), provided that in the event the Company receives a second request for information under the Hart Scott Rodino Act in connection with the Acquisition, the Required Consummation Date shall be extended to September 30, 2002. If not closed on or before the Required Consummation Date, this Commitment shall lapse and Comerica shall have no further obligation to provide its portion of the Financing under this Commitment or any other obligation.

        G.    Acceptance:    This Commitment, if accepted by or for the benefit of the Company, must be accepted in its entirety and without modification, and may be accepted only by its return of a copy of this letter duly executed as set forth below. If not so accepted and returned on or before Comerica's close of business on March 20, 2002 the Commitment and the offer to provide Financing contained herein shall be deemed withdrawn and of no further force and effect, and Comerica shall have no obligations whatsoever to provide the Financing set forth herein.

COMERICA BANK
By:	/s/ BONNIE KEHE
Its:	Senior Vice President and Manager

ACCEPTED AND AGREED on March 20, 2002:

By:	/s/ LOUIS A. GRECO
Its:	Executive Vice President and Chief Financial Officer

EXHIBIT A

[ATTACH SUMMARY OF TERMS AND CONDITIONS]

Page

CONFIDENTIAL	MSC.SOFTWARE CORP.

March 20, 2002

Louis Greco
Chief Financial Officer
MSC.Software Corp.
2 MacArthur Place
Santa Ana, CA 92707

Dear Lou:

We at Comerica Bank (Comerica) are very pleased to offer for your consideration this financing proposal for MSC Software Corp. (the Company). We are excited about the opportunity to demonstrate the value we provide our commercial customers as one of the largest business banks in the country. Subject to the qualifications set forth in the Proposed Summary of Terms and Conditions, this financing would be provided on an underwritten basis. Based on the Company's projections we believe this proposal provides you with sufficient capital to complete the acquisition of Mechanical Dynamics, Inc. Enclosed you will find a Proposed Summary of Terms and Conditions for a $20,000,000 Senior Secured Revolving Credit Facility and $65,000,000 Senior Secured Term Loan, collectively (the Credit Facilities).

The Company agrees that it will fully cooperate with Comerica to syndicate the Credit Facilities. This includes but is not limited to assisting in preparing and holding a bank meeting in order to successfully syndicate the proposed facilities, meeting with any banks interested in participating in the facilities as necessary, and providing any additional information which prospective members of the bank group indicate is necessary for them to obtain credit approval.

Attached is an agency fee letter you would be required to sign upon acceptance of this proposal issued by Comerica. We look forward to this opportunity to commence a relationship with the Company and look forward to talking to you to discuss the terms more thoroughly.

Best Regards,

Scott Lane Vice President	Mike Fidler Senior Managing Director

SUMMARY OF TERMS AND CONDITIONS

$20,000,000 Secured Revolving Credit Facility and $65,000,000 Secured Term Loan
for
MSC.SOFTWARE CORP.

March 20, 2002

I. GENERAL PROVISIONS
Agent and Arranger:	Comerica Bank or its affiliate(s) ("Comerica" or "Agent"), to be Lead Arranger, Structuring, Documentation, and Administrative Agent.
Commitment Amount:	Agent to arrange on a "underwritten" basis, a $20,000,000 Secured Revolving Credit Facility and $65,000,000 Secured Term Loan.
Lenders:	Syndicate of lenders acceptable to Comerica and Company (the "Banks" or "Bank Group").
Lenders' Minimum Commitment Amount:	$10,000,000
II. REVOLVING LOAN FACILITY; SPECIFIC TERMS
Facility:	$20,000,000 Secured Revolving Credit Facility. ("Revolving Credit Facility")
Co-Borrowers:	MSC.Software Corp. as the existing operating entity ("Company") and its wholly- owned Merger Subsidiary ("Merger Sub"), jointly and severally.
Facility Description:
Secured Revolving Credit Facility with advances and re-advances available from time to time and to allow issuance of up to $5,000,000 in Stand-by Letters of Credit with maturities not to exceed the lesser of one year or the maturity of the Revolving Credit Facility.
Purpose:	Working capital and general corporate purposes.
Maturity Date:
Three years from date of Closing. Company may request one-year renewals (assuming no default and standard funding conditions) with written notice to the Agent from the Company not later than four months but not prior to three months after the end of each fiscal year. Extension subject to approval by all Lenders.
Letters of Credit:
Availability under the Revolving Credit to include up to $5,000,000 in the aggregate in Stand-by Letters of Credit by the Issuing Bank, with pro-rata risk participation from the Banks. Expiration of individual letters of credit will be twelve months or, if earlier, ten days prior to the expiration of the Revolving Credit Facility.

Non-refundable Letter of Credit Commission (calculated on a per annum basis) payable quarterly in advance in accordance with the applicable margin grid. A facing fee on each letter of credit (in an amount specified in the attached Agency Fee Letter) will be payable semi-annually in advance for the sole account of the Agent on the face amount of any letters of credit issued under the facility.
Security:
All assets tangible and intangible of the Company and all domestic subsidiaries direct or indirect now or hereafter acquired (other than Target and Target's subsidiaries until consummation of the Merger (as hereafter defined)). This includes but is not limited to a first security interest in accounts, intellectual property, notes, contracts receivable, inventory, general intangibles, machinery and equipment, real property (other than leasehold interests provided that Company obtains customary landlord acknowledgments) and all other tangible and intangible personal property now owned, and hereafter acquired by Company and each guarantor. First perfected position on stock of all subsidiaries (existing & future), owned by Company (including, from and after the date of Merger, Target and Target's Subsidiaries) including 100% of the stock of Significant Domestic and 65% of the stock of Significant Foreign Subsidiaries (subject to Section 956 of the Internal Revenue Code), except that Target's subsidiaries would not be pledged until the Company owns 100% of the Target or the Merger occurs. First perfected position on 100% of the stock of significant foreign subsidiaries which are treated as disregarded entities for U.S. tax purposes.
Borrowing Options:
Borrowing Options to Company for advances under the Revolving Credit shall include a Eurocurrency Rate and a Base Rate plus the Applicable Margins adjusted quarterly upon receipt of quarterly and annual financial statements and compliance certificate. (See attached Applicable Margin Grid for Applicable Margin).
Base Rate shall refer to the higher of i) Agent's prime rate, or ii) the federal funds rate plus 100 basis points. See attached Applicable Margin Grid I for Applicable Margin.
Eurocurrency Rate means Comerica Bank's Eurocurrency rate which will be adjusted for reserves and other regulatory requirements. See attached Applicable Margin Grid I for Applicable Margin.
Interest Periods	Eurocurrency Rate—Interest periods of 1, 2, 3 and 6 months.
Interest Payments
Interest payable on the first day of each quarter for Base Rate Advances in respect of the prior quarter's advances and on the last day of each interest period for other Advances (and every three months for six month interest periods).

Customary provisions protecting Banks in the event of unavailability of funding, illegality, increased costs, breakage and funding losses and indemnification.
Drawdowns:	Base Rate—Minimum draws of $750,000 with same day notice.
Eurocurrency Rate—Minimum draws of $1,000,000 with three (3) business days notice.
Swing Line:
Agent will provide from time to time up to $3,000,000 of Facility under a Swing Line available to Borrower. The Swing Line is provided as an accommodation to the Borrower and the additional Lenders to handle daily activity with minimum draws and payments of $250,000, or such lesser amount agreed to by the Swing Line Bank. Advances under the Swing Line shall be at the Base Rate, or at a rate quoted by the Swing Line Bank and accepted by the Borrowers and shall reduce availability under the Revolving Credit Facility.

The Swing Line Bank shall not be obligated to make any advances under the Swing Line after the occurrence and during the continuation of a Default or an Event of Default. All lenders will be required to fund a pro-rata share of any outstandings under the Swing Line at the Swing Line Bank's option after the occurrence of a Default or an Event of Default or otherwise at any time.
Prepayment:	Base Rate loans may be prepaid on same day notice.
Eurocurrency Rate loans are subject to prepayment compensation if repaid before the end of the respective Interest Period.
Facility Fee:	A fee payable on the entire Revolving Credit Commitment Amount, payable quarterly in arrears, as indicated in the Applicable Margin Grid.
Termination or Reduction of Commitments:	The Company may terminate the Revolving Credit commitment in amounts of at least $1,000,000 at any time on five (5) business days notice.
III. TERM LOAN; SPECIFIC TERMS
Facility 2:	$65,000,000 Senior Secured Delayed Draw Term Loan
Co-Borrowers:	MSC.Software Corp. as the existing operating entity ("Company") and Merger Sub, jointly and severally.
Facility Description:	$65,000,000 Four Year Term Loan.
Purpose:	Acquisition of Mechanical Dynamics, Inc. ("Target")

Availability:
The Term Loan shall be available in multiple drawings. The first drawing shall occur upon the consummation of the Tender Offer by MSC Acquisition Corporation II ("Merger Sub") for the stock of Target ("The Tender Offer"), at which time the Merger Sub shall purchase more than 50% of the outstanding stock entitled to vote of Target. Additional drawings may be made upon the purchase by Merger Sub of additional shares of stock of Target. The final drawing shall occur upon the consummation of the merger ("The Merger") of Merger Sub into Target, at which time Target shall become a wholly-owned subsidiary of Company.
Draw Period:	Advances shall be available under the facility until September 30, 2002.
Minimum Draw:	$5,000,000
Maturity Date:	Four years from close.
Annual Amortization:	Term Loans will have scheduled amortization based on the following principal reduction program with equal quarterly payments
Years	Annual Principal Reductions
One	$16,250,000
Two	$16,250,000
Three	$16,250,000
Four	$16,250,000

Security:	Same as Facility 1.
Borrowing Options:	The Company's Borrowing Options for elections under the Term Loan shall include a Eurocurrency Rate and a Base Rate plus the Applicable Margin.
Base Rate shall refer to the higher of i) Administrative Agent's prime rate, or ii) the federal funds rate plus 100 basis points. See attached Applicable Margin Grid I for Applicable Margin.
Eurocurrency Rate means Comerica Bank's Eurocurrency rate which will be adjusted for reserves and other regulatory requirements. See attached Applicable Margin Grid I for Applicable Margin.
Interest Periods	Eurocurrency Rate—Interest periods of 1, 2, 3 and 6 months.
Interest Payments
Interest payable on the first day of each calendar quarter for Base Rate Advances in respect of the prior quarter's advances and on the last day of each interest period for other Advances (and every three months for six month interest periods).

Customary provisions protecting Lenders in the event of unavailability of funding, illegality, increased costs, breakage and funding losses and indemnification.
Interest Rate Elections:	Base Rate—Minimum elections of $750,000 or the entire remaining balance with same day notice.
Eurocurrency Rate—Minimum election of $1,000,000 or entire remaining balance with three (3) business days notice.
Unused Fee:	Company shall pay a fee on the un-drawn portion of the Term Loan Facility of 25.0 basis points during the draw period, payable quarterly in arrears.
Prepayment:	Base Rate loans may be prepaid on same day notice.
Eurocurrency Rate loans are subject to breakage costs if repaid before the end of the respective Interest Period.
IV. OTHER STANDARD PROVISIONS
Guaranties:
Payment of all indebtedness of the Company under the facilities shall be covered by secured guarantees of all significant domestic subsidiaries direct or indirect now owned or hereafter formed or acquired by the Company, including Mechanical Dynamics, Inc. and its subsidiaries, but only after company owns 100% of the shares of Target.
Excess Cash Flow Recapture:
So long as any amount is outstanding under the Term Loan and the Total Debt to EBITDA ratio exceeded TBD:1.0 as of any quarter end during the applicable fiscal year, minimum additional principal reductions will be required equal to 50% of "Excess Cash Flow" (as defined below and determined and calculated based on Company's annual Consolidated Financial Statements). Excess Cash Flow payments shall be applied to the amounts outstanding under the Term Loan in the inverse order of maturity. Payments will be required each year (in respect of the prior fiscal year beginning with fiscal year end December, 2002) until Maturity or repayment in full of the Term Loan on the earlier of (i) the date of delivery of the Company's annual financial statements or (ii) March 31st.
Reductions based on Excess Cash Flow Recapture shall be in addition to scheduled principal payments, optional prepayments, and other mandatory prepayments.

"EXCESS CASH FLOW" shall consist of, for any fiscal year, net cash provided by operations, less purchase of property and equipment in the ordinary course of business, less capitalized software, less scheduled principal payments on long-term debt (excluding all payments on the Revolving Credit Facility and any other revolving loan facilities), all calculated based on Company's annual financial statements.

Mandatory Prepayments:
Mandatory prepayments shall also be required from (i) 100% of permitted asset sales, subject to certain exclusions and, (ii) 100% of the proceeds of future issuance of debt, subject to certain exclusions and, (iii) 50% of the proceeds from the future issuance of equity, subject to certain exclusions. Any mandatory prepayment will be applied first against the term loan until the term loan is paid in full. Any remaining amounts will be applied to, permanently reduce commitments under the Revolving Credit Facility. All payments under clause (i) will be ratably applied to scheduled principal payments on the term loan. All mandatory prepayments made under clauses (ii) and (iii) will be applied in the inverse order of maturity.
Representations and Warranties:	Customary for credit agreements of this nature, with respect to the Company and its subsidiaries including but not limited to
1.	Corporate existence
2.	Corporate and governmental authorization; no contravention; binding effect
3.	No encumbrances except permitted liens
4.	Accuracy of information
5.	No material adverse change
6.	Environmental matters
7.	Compliance with laws, including ERISA
8.	No material litigation
9.	Existence, incorporation, etc. of subsidiaries
10.	Payment of taxes
11.	Full disclosure

Conditions to Closing:	Customary in credit agreements of this nature, including but not limited to:
1.	Absence of default
2.	Accuracy of representations and warranties

3.	Negotiation, execution and delivery of a loan agreement, promissory notes, guaranties, security agreements, stock pledges and collateral and other documentation reasonably satisfactory to Comerica and its counsel, containing, subject to Summary of Terms and Conditions, customary conditions, covenants, warranties, remedies and other provisions including, without limitation, the conditions, covenants, warranties and provisions described herein in the Summary of Terms and Conditions.
4.	Delivery to the Agent of a pro forma Balance Sheet and Covenant Compliance Certificate as of the date of close.
5.	Comerica's receipt of a pro-forma unaudited consolidated opening balance sheet, giving effect to the acquisition of Mechanical Dynamics, Inc., with projected financial information acceptable to Comerica Bank.
6.	Consummation of the acquisition by Merger Sub of more than 50% of the stock of Mechanical Dynamics, Inc. pursuant to the Tender Offer on terms satisfactory to Comerica Bank

Covenants:	Customary in credit agreements of this nature, with respect to the Company and its subsidiaries, including but not limited to:
1.	Annual year end audited (by a CPA firm acceptable to the Agent) financial statements. Quarterly financial statements and compliance certificate, with covenant calculations, providing detail acceptable to Agent. Additional information as reasonably requested by Agent and Banks.
2.	Monthly financial information within 30 days of the end of each month.
3.	Payment of obligations
4.	Maintenance of property; insurance coverage
5.	Conduct of business; maintenance of existence
6.	Compliance with laws, including ERISA and environmental regulations
7.	Inspection of property, books and records at Company's expense
8.	Restrictions on liens and other indebtedness
9.	Limitations on Guaranties
10.	Limitations on consolidations, mergers, acquisitions, and sales of assets

11.	Limitations on Investments, loans and advances
12.	Limitations on use of proceeds
13.	Limitations on dividends, stock repurchases, and other distributions
14.	Arms length requirement for transactions with affiliates

Financial Covenants:	Major Financial Covenants to be tested quarterly, unless otherwise noted, including but not limited to the following:
1.	Minimum Liquidity Ratio—Definitions and levels to be mutually agreed upon.
2.	Maximum Total Debt to EBITDA—Definitions and levels to be mutually agreed upon.
3.	Minimum rolling twelve month EBITDA—Definitions and levels to be mutually agreed upon.
4.	Minimum Fixed Charge Coverage—Definitions and levels to be mutually agreed upon

Events of Default:	Customary in credit agreements of this nature, including but not limited to the following:
1.	Failure to pay any interest, fees or principal, under the Agreement when due
2.	Failure to meet covenants
3.	Representations or warranties false in any material respect when made
4.	Cross default to other Indebtedness of the Company
5.	Change of Management, ownership, or Control
6.	Other usual defaults after applicable grace periods, with respect to the Company or its subsidiaries, including but not limited to insolvency, bankruptcy, ERISA and judgment defaults.

Assignment and Participation
Banks will have the right to sell participations in their loans or commitments with the transferability of voting rights limited to changes in principal, rate, fees and term. Assignments, which must be in amounts of at least $5,000,000 (or their entire remaining amount), will be allowed (subject to administrative fee payable by assigning bank) with the consent of Company and Agent, such consent not to be unreasonably withheld or delayed. No consent of the Company will be required after an Event of Default. Participations and assignments will also be allowed within the Bank Group and to a banks' affiliates without Company consent.
Indemnification and Expenses:
Company will indemnify the Banks, including but not limited to, following any event of default, against all losses, liabilities, claims and damages relating to their loans, the Company's use of loan proceeds or the commitments, including reasonable attorney's fees, except as such result from the indemnities' gross negligence or willful misconduct.

All reasonable fees and costs, including reasonable attorney fees, incurred by Agent in connection with negotiation of the credit facility, preparation of loan documents and closing and funding of the credit facility, and in connection with any amendments, revisions, consents, waivers or any enforcement, preservation or protection of rights will be paid by the Company subject to the terms outlined in the Agency Fee Letter, and Administrative Agency Fee Letter.
Majority Banks:
Any amendment, consent or waiver will require approval of 66 2/3% of the Banks' aggregate commitments unless the commitments have been terminated in which case it will be based on the Bank's aggregate loans outstanding, except that approval of affected lenders shall be required for changes in the amount of any bank's commitment and approval of all banks shall be required for, extensions of maturity, reductions of interest, principal, fees or release of material collateral, or any guaranties and certain specified matters.
Governing Law:	State of Michigan

Agent reserves right, to determine final allocations and when to close syndicate offering.

Closing on loan facility subject to prior receipt by Agent of all necessary legal opinions, and government and third party permits, licenses and approvals.

MSC.SOFTWARE CORP.

APPLICABLE MARGIN GRID I

$20,000,000 Revolving Credit Facility and $65,000,000 Term Loan
(basis points per annum)

Basis for Pricing	LEVEL I	LEVEL II*	LEVEL III
Total Debt to EBITDA	<1.00 to 1.00	≥1.00 to 1.00 But <2.00 to 1.00	≥2.00 to 1.00
Revolving Credit Facility (in basis points)
Facility Fee	50.00	50.00	50.00
Euro-Currency Spread R/C	150.00	200.00	250.00
Letter Credit Fee	150.00	200.00	250.00
Base Rate Spread	0.00	50.00	100.00
Term Loan A
Euro-Currency Spread	200.00	250.00	300.00
Base Rate Spread	50.00	100.00	150.00

*
Pricing will begin at Level II until receipt of September 30, 2002 financial statements, at which time pricing will adjust according to the Total Debt to EBITDA ratio, measured on a quarterly basis.

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EXHIBIT A
SUMMARY OF TERMS AND CONDITIONS $20,000,000 Secured Revolving Credit Facility and $65,000,000 Secured Term Loan for MSC.SOFTWARE CORP. March 20, 2002
MSC.SOFTWARE CORP. APPLICABLE MARGIN GRID I